FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the month of February 2009

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

35 Efal Street, Petach Tikva, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.
Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-___________

          On February 20, 2009, Aladdin Knowledge Systems Ltd. (the “Registrant”) issued a press release announcing the results of the Registrant’s special general meeting of shareholders held on February 20, 2009. A copy of the press release is attached hereto as Exhibit A.

          This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd.
(Registrant)

By: /s/ Aviram Shemer Name: Aviram Shemer Title: Chief Financial Officer

Date: February 20, 2009